Exhibit 1.01

Ultra Clean Holdings, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2015

Requirements for this Report on Conflict Minerals

This report for the year ended December 31, 2015 is presented to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “Exchange Act”). The Rule was adopted by the United States Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict Minerals (“CMs”) are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “3TG”). The Rule requires each SEC registrant to provide certain disclosures about CMs which are necessary to the functionality or production of products manufactured by such registrant.

Pursuant to the Rule, if, based upon a reasonable country of origin inquiry, a registrant has reason to believe that any of the CMs in its supply chain may have originated in the Democratic Republic of Congo (the “DRC”) or an adjoining country (together with the DRC, the “Covered Countries”), or if such registrant is unable to determine the country of origin of those CMs, then it must file a Conflict Minerals Report with the SEC describing the due diligence measures it has undertaken or will undertake regarding the source and chain of custody of the CMs. The Company has filed this Conflict Minerals Report to describe the Company’s country of original inquiry and the due diligence efforts it undertook to determine whether any CMs necessary to the functionality or production of its products originated in the Covered Countries.

Company Overview

Ultra Clean Holdings, Inc. (the “Company”) has been in business since 1991 and is a leading developer and supplier of critical systems and subsystems for the semiconductor capital equipment, flat panel, medical, energy and research industries. The Company focuses on providing specialized engineering and manufacturing solutions for these applications. The Company does business primarily in the United States as well as in China, Singapore and Europe.

For further information about the Company’s business and products, please see Item 1 of the Company’s annual report on Form 10-K for the fiscal year ending December 25, 2015, which is incorporated herein by reference.

Supply Chain Overview

The Company’s ability to determine the origin and chain of custody of CMs, and whether they directly or indirectly finance or benefit armed groups in any Covered Country (the “Conflict Status”), is limited. The Company’s supply chain for CMs is complex. The Company does not directly purchase raw ore or CMs and does not directly purchase materials from the Covered Countries, and the Company is several steps removed from the mining and smelting or refining of CMs. Of necessity, we depend on information from suppliers that may themselves purchase CMs from persons other than the miner, smelter or refiner of CMs.

The Company has determined that all four of the 3TGs are necessary to the functionality or production of certain of its products. Tungston is used in the Company’s weldment process.  The other 3TGs are used in Printed Circuit Boards (PCBs) as a sub-tier component of certain of the Company’s subassembly products. Therefore, the products that the Company manufactures are subject to the reporting obligations of Rule 13p-1.

Design of Due Diligence Measures

The Company has established management systems and due diligence procedures (our “CM Process”) as a basis for supply-chain management and disclosure compliance relating to CMs.  The Company designed the CM Process with the intent to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-affected and High-Risk Areas (Second Edition).  The design of the CM Process included the following:

•	a conflict minerals policy, which is on the Company’s website https://www.uct.com/about-uct/corporate-responsibility (the “Conflict Minerals Policy”);

•	an organizational structure and processes intended to ensure that each third-party manufacturer of the Company’s products that contain CMs was made aware of the Company’s Conflict Minerals Policy and that information received by the Company that is relevant to supply-chain due diligence reaches the Company’s employees who have knowledge of the SEC disclosure requirements;

•	a process, which uses a reporting template and data gathered by the Electronic Industry Citizenship Coalition (EICC) and the Global E-Sustainability Initiative (GeSI), to enhance visibility with respect to CMs in the Company’s supply chain and to help identify the risk that the Company’s products contain CMs financing or benefiting armed groups in any Covered Country;

•	an assessment by the Company’s management of the risk identified through the process described above;

•	a mechanism for suppliers and others to communicate to the Company their concerns with respect to the Company’s CM Process;

•	reliance on the electronics industry initiative described below to implement and validate supply chain due diligence; and

•	public reporting of the results of the Company’s due diligence.

To gain insight into the country of origin, chain of custody and Conflict Status of the Company’s CMs, the Company relied primarily on the data reported via a consistent reporting template developed by the EICC (the “Conflict Minerals Reporting Template”) and the data from the Conflict Free Smelter Assessment Program (CFSP) of the Extractives Work Group of the EICC and GeSI.

A description of the measures the Company took to exercise due diligence on the source and chain of custody of our CMs follows.

Due Diligence Measures Taken

The Company first identified suppliers and also analyzed its build of materials to identify any CMs that may be contained in the components provided by these suppliers. To gain insight into the country of origin, chain of custody and Conflict Status of its CMs, the Company relied primarily on the CFSP of the Extractives Work Group of the EICC and GeSI. As described by EICC/GeSI, CFSP is a voluntary audit and certification program in which an independent third party evaluates smelter and refiner procurement activities and determines whether the smelter or refiner demonstrated that they have systems and controls in place to ensure that all the materials they processed originated from conflict-free sources.

The measures taken to exercise due diligence on the source and chain of custody of CMs in the Company’s products were as follows:

•	communicating the Company’s Conflict Minerals Policy to its direct suppliers;

•	surveying the Company’s direct suppliers to provide information concerning CMs in their respective supply chains, as well as the specific smelters and refiners of the CMs in their supply chains by completing and sending us the Conflict Minerals Reporting Template (CMRT), a template developed by the EICC that provides a consistent industry-wide means of collecting information on the source of CMs;

•	seeking representations from the Company’s supply chain, which consisted of 1,174 suppliers as of December 31, 2015, using the CMRT, as to the origin and Conflict Status of the materials supplied by them to the Company;

•	analyzing these suppliers’ CMRT survey responses for completeness and internal consistency and following up with suppliers in an effort to obtain more information where necessary; and

•	comparing the information received from these suppliers with the data made available by the CFSP.

Due Diligence Results

Through its efforts, the Company received information from 51% of suppliers it surveyed, including information on materials supplied directly to the Company or contained in products that the Company contracted to be manufactured by third parties. However, on the basis of its due diligence, the Company found with respect to each of its products that the information the Company was able to gather did not clarify the country of origin of the CMs contained in the product or enable the Company to determine whether its CMs originated in a Covered Country.

Because the Company and its direct suppliers are generally several steps in the supply chain removed from the smelters or refiners that process CMs, and because the responses the Company received from most of its suppliers provided aggregate data for their global supplier list on an entity-wide basis, the Company was not able to identify the exact smelters or refiners used to process the CMs used in its products. As a result, we were unable to determine with specificity the country of origin of the CMs contained in each of our products and, consequently any connection between our CMs and the direct or indirect financing of armed groups in the Covered Countries.

The Company cross-checked the combined responses from its suppliers against the CFSP list of Certified Conflict-Free smelters and refiners to identify the smelters within its supply chain that have gone through the CFSP Conflict-Free certification process. As of May 16, 2016, the Company was able to validate that its supply chain included:

•	38 CFSP Certified Conflict-Free Smelters of tantalum;

•	27 CFSP Certified Conflict-Free Smelter of tungsten;

•	89 CFSP Certified Conflict-Free Smelters of tin; and

•	105 CFSP Certified Conflict-Free Smelters of gold

Our efforts to determine the mine or location of origin of the CMs follow the due diligence measures described above.

The Company has and continues to rely on its suppliers’ responses to provide it with information about the source of CMs contained in the components supplied to the Company. The Company’s direct suppliers are similarly reliant upon information provided by their suppliers. None of the Company’s suppliers have reported that they are aware that any of the CMs used in the Company’s products originated in the Covered Countries.

Next Steps

The Company has taken, or will take, the following steps to mitigate the risk that the Company’s CMs financed or benefitted armed groups in the Covered Countries:

•	attempt to increase the response rate of suppliers to the Company’s information requests;

•	actively monitor all existing suppliers and survey all new suppliers during the next compliance period;

•	attempt to gather information from our suppliers’ upstream suppliers as necessary to determine the identity, location and other information regarding the smelters and refiners that process the CMs used in our products;

•	encourage suppliers to increase the participation rate of smelters and refiners in the CFSP; and

•	contact smelters and refiners in suppliers’ supply chain directly (to the extent possible) and encourage them to participate in the CFSP if they are not participating already.

This will be an ongoing process for the Company to ensure it mitigates the risk of doing business with any supplier and sub-tier suppliers of CMs. The Company will also engage with the EICC and other key industry groups as part of a wider industry collaboration to develop best practices for the global supply chain and address the ongoing issue of CMs.

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